SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **September 23, 2003**

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 North Main, Butte, Montana	**59701-9332**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-5100**

Exhibit Index is found on page 4

ITEM 5. OTHER EVENTS.

Monthly Operating Reports for Companies Included in the Bankruptcy Filing of Touch America Holdings, Inc.

The Monthly Operating Reports required by the United States Bankruptcy Court in the District of Delaware for the period June 20, 2003 through July 31, 2003 are included in this Current Report on Form 8-K. The Monthly Operating Reports have not been audited. The results presented for each company are on a stand-alone basis and do not reflect eliminations for intercompany activity that would normally occur in the preparation of consolidated financial statements. As such, the statements are not comparable with the consolidated financial statements presented in previous filings. Monthly operating reports for the companies included in the bankruptcy filing are attached hereto as Exhibits 99a through 99g.

ITEM 7. EXHIBITS

Exhibit

99a   Monthly Operating Report for Touch America Purchasing Company, LLC

99b   Monthly Operating Report for Touch America Intangible Holding Company, LLC

99c   Monthly Operating Report for Entech, LLC

99d   Monthly Operating Report for Sierra Touch America, LLC

99e   Monthly Operating Report for American Fiber Touch, LLC

99f   Monthly Operating Report for Touch America Holdings, Inc.

99g   Monthly Operating Report for Touch America, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, at Part I, "Warnings About Forward-Looking Statements" and in Item 2 "Warnings About Forward-Looking Statements" in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        TOUCH AMERICA HOLDINGS, INC.
                                               (Registrant)

                                By   /s/ J.P. Pederson
                                    J.P. Pederson
                                    Vice Chairman and Chief
                                      Financial Officer

Dated: September 23, 2003

EXHIBIT INDEX

<u>Exhibit 99a</u>

Monthly Operating Report for Touch America Purchasing Company, LLC

<u>Exhibit 99b</u>

Monthly Operating Report for Touch America Intangible Holding Company, LLC

<u>Exhibit 99c</u>

Monthly Operating Report for Entech, LLC

<u>Exhibit 99d</u>

Monthly Operating Report for Sierra Touch America, LLC

<u>Exhibit 99e</u>

Monthly Operating Report for American Fiber Touch, LLC

<u>Exhibit 99f</u>

Monthly Operating Report for Touch America Holdings, Inc.

<u>Exhibit 99f</u>

Monthly Operating Report for Touch America, Inc.